UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Interstate Hotels & Resorts, Inc.
_______________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________________
(Title of Class of Securities)

45839M103
______________________________________________________________
(CUSIP Number)

October 31, 2008
______________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

CUSIP No. 45839M103	13G

1	NAMES OF REPORTING PERSONS: Duke University I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 56-0532129

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,301,709

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,301,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,301,709

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.09%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 45839M103	13G

1	NAMES OF REPORTING PERSONS: The Duke Endowment I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 56-0529965

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		367,620

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		367,620

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	367,620

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.15%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 45839M103	13G

1	NAMES OF REPORTING PERSONS: DUMAC, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 65-1319939

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,671,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,671,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,671,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.25%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No. 45839M103	13G

1	NAMES OF REPORTING PERSONS: Blackwell Partners LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8075455

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Georgia

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,671,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,671,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,671,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.25%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IV

Item 1(a)	Name of Issuer:

Interstate Hotels & Resorts, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4501 North Fairfax Drive Suite 500 Arlington, VA 22203

Item 2(a)	Name of Person Filing:

Duke University The Duke Endowment DUMAC, LLC Blackwell Partners LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Duke University c/o DUMAC, LLC 406 Blackwell Street, Suite 300 Durham, NC 27701

The Duke Endowment c/o DUMAC, LLC 406 Blackwell Street, Suite 300 Durham, NC 27701

DUMAC, LLC 406 Blackwell Street, Suite 300 Durham, NC 27701

Blackwell Partners LLC c/o DUMAC, LLC 406 Blackwell Street, Suite 300 Durham, NC 27701

Item 2(c)	Citizenship:

Duke University North Carolina The Duke Endowment North Carolina DUMAC, LLC North Carolina Blackwell Partners LLC Georgia

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number:

45839M103

CUSIP No. 45839M103

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

DUMAC, LLC (“DUMAC”) is a North Carolina limited liability company formed by Duke University and The Duke Endowment, a charitable trust established in 1924 by James B. Duke, to provide the members and their affiliated entities with investment management services on a not-for-profit basis.  Duke University owns approximately 74% of the membership interests in DUMAC, while The Duke Endowment owns the remainder, or approximately 26%.  As a result, Duke University is deemed to control DUMAC.  Blackwell Partners LLC (“Blackwell”) is a Georgia limited liability company through which Duke University and the Duke Endowment make certain of their segregated account investments.  Each of Duke University, the Duke Endowment and Blackwell receive investment management services from DUMAC.

As of the date of this filing, Blackwell holds and beneficially owns 1,671,000 shares of common stock of Interstate Hotels & Resorts, Inc., (“Interstate”), which constitutes approximately 5.25% of Interstate’s outstanding common shares as reported in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 6, 2008.  DUMAC has been granted sole discretion over all investment and voting decisions for the shares held by Blackwell on behalf of Duke University and The Duke Endowment.  As a result, DUMAC shares beneficial ownership of these 1,671,000 shares with Blackwell.

Duke University owns approximately 77.9% of the membership interests of Blackwell through its wholly-owned subsidiary, Gothic Corporation.  As a result, Duke University is deemed to control Blackwell and beneficially owns approximately 1,301,709 shares of Interstate’s common stock held by Blackwell.

The Duke Endowment owns approximately 22.0% of the membership interests of Blackwell.  As a result, The Duke Endowment beneficially owns approximately 367,620 shares of Interstate’s common stock held by Blackwell.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 26, 2009

Duke University

	By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller DUMAC, LLC

Blackwell Partners LLC

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller DUMAC, LLC

DUMAC, LLC

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller DUMAC, LLC

The Duke Endowment

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller DUMAC, LLC